

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

William P. Spencer
Chief Executive Officer
Imagenetix, Inc.
10845 Rancho Bernardo Road
Suite 105
San Diego, California

> **Re: Imagenetix, Inc.**
> **Form 10-K for the year ended March 31, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **File No. 033-24138-D**

Dear Mr. Spencer:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 1. Business, page 4

1. We note your disclosure that your largest customers accounted for 42% and 15% of your net sales for the year ended March 31, 2010 and risk factor disclosure on page 11 that "The loss of any of these customers could significantly reduce our revenue and adversely affect our cash flow and earnings, if any." Please confirm that in future filings you will identify any customers that account for greater than 10% of your net sales. Additionally, please confirm that you will file copies of any agreements with such customers or, in the alternative, please provide your analysis as to why you are not substantially dependent upon such agreements.

Item 9A(T). Controls and Procedures, page 21

2. Under Item 9A(T) of Form 10-K, you are required to provide both your evaluation of disclosure controls and procedures, or DCP, under Item 307 of Regulation S-K and your evaluation of internal control over financial reporting, or ICFR, under Item 308T of Regulation S-K. Please provide us draft disclosure to be included in an amendment of your filing to address the following comments:
    - Please disclose your evaluation of your DCP as of March 31, 2010, including a definitive statement as to whether your DCP is effective or ineffective and a separate description of DCP. To the extent you believe DCP are effective, please explain why in light of the observations in the following bullets.
    - Please revise your evaluation of ICFR to clarify whether your identified deficiencies in the segregation of duties constitutes a material weakness. If not, please disclose why not and separately reference for us the authoritative literature you rely upon to support your position.
    - Please revise your evaluation of ICFR to include a definitive statement as to whether ICFR is effective or ineffective as of March 31, 2010.

Item 10. Directors, Executive Officers and Corporate Governance

Biographical Information, page 23

3. Please provide proposed disclosure for inclusion in future filings which provides for each director and nominee his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

Director Compensation, page 27

4. Please provide proposed draft disclosure for inclusion in future filings which provides a description of the director compensation structure. See Item 402(r)(3) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 20

5. In your disclosure here and in your June 30, 2010 Form 10-Q, you indicate that you believe your DCP were effective at the end of the periods covered by the report "to provide reasonable assurance in the Company's financial reporting." Please provide us draft disclosure to be included in amendments to your fiscal 2011 Forms 10-Q to address the following comments:
    - Please revise your evaluation of DCP disclosure to clarify the level of reasonable assurance. In this regard, you indicate in the introductory paragraph that DCP are designed to provide reasonable assurance that, in part, the information required to be

disclosed under the Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods, yet your conclusion regarding effectiveness appears to only address the financial reporting aspects of DCP. Please revise your conclusion to indicate whether or not your DCP are designed and operating effectively at the reasonable assurance level.

- Please explain to us why you believe your DCP at June 30, 2010 and September 30, 2010 were effective in light of the deficiencies identified in your March 31, 2010 Form 10-K. To the extent that you remediated these deficiencies subsequent to the filing of your Form 10-K, please disclose the change(s) in your ICFR as required by Item 308T(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Sebastian Gomez-Abero, Staff Attorney, at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant